Exhibit 99.7

Glass House Brands Appoints Erik W. Thoresen as Chief Business Development Officer

LONG BEACH, CA. and TORONTO, August 4, 2021 // - Glass House Brands Inc. ("Glass House" or the "Company") (NEO: GLAS.A.U) (NEO: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically integrated cannabis and hemp companies in the U.S., today announced the appointment of Erik W. Thoresen as Chief Business Development Officer. In this role, Mr. Thoresen will spearhead M&A initiatives as the Company capitalizes on California-based and potential future national consumer packaged goods (CPG) opportunities.

Mr. Thoresen joins Glass House Brands with nearly 20 years of global investing, capital allocation and transactional experience, over 15 years’ experience in M&A, and 12 years of nonmarket proprietary deal flow experience. Most recently, he was the Vice President of M&A at Harvest Health & Recreation, where he was also responsible for real estate. Since 2010, Mr. Thoresen has been deepening his domain expertise as Founder and Manager at Calaveras Capital, LLC, a value-oriented, SPAC-focused investment management firm specializing in CPG, medtech, fintech, and multi-state cannabis operators.

“Erik brings a remarkable scope of accomplishment and breadth of experience in working with large cannabis operators,” said Kyle Kazan, Glass House Chairman and CEO. “We are very excited to welcome him into the Glass House family and look forward to leveraging his expertise as we execute on our long-term growth strategy focused on leading the world's largest cannabis market and delivering strong value for our shareholders.”

Mr. Thoresen added, “Glass House has an attractive portfolio of brands with a scalable cultivation footprint to serve the rapidly growing demand for high-quality cannabis. I am thrilled to join the Company during this critical stage of growth and look forward to working with the team to identify and execute on compelling expansion opportunities.”

Prior to entering the cannabis industry, Mr. Thoresen served as the VP and Director of Strategy at BNY Mellon and VP of Corporate Development and M&A at E*Trade Financial Corporation. He earned his MBA from the University of Virginia Darden School of Business and is a CFA charterholder.

About Glass House

Glass House Brands Inc. is one of the fastest-growing, vertically integrated cannabis and hemp companies in the U.S., with a decisive focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan and Graham Farrar instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousegroup.com.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company's future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates", "targets" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. All forward-looking statements, including those herein are qualified by this cautionary statement.

Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release speak only as of the date of this news release or as of the date or dates specified in such statements.

Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking information. For more information on the Company, investors are encouraged to review the Company's public filings on SEDAR at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.

For further information:

Media Contact:

MATTIO Communications,

glasshouse@mattio.com

Investor Relations Contact:

MATTIO Communications,

T: (416) 992-4539,

ir@mattio.com